

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 9, 2007

Mr. James A. Konrath
Chairman of the Board and CEO
Accredited Home Lenders Holding Co.
15253 Avenue of Science
San Diego, California 92128

      Re: Accredited Home Lenders Holding Co.
               Form 10-K for Fiscal Year Ended December 31, 2006
               Filed August 2, 2007

               Form 10-Q for Fiscal Quarter Ended March 31, 2007
               File No. 1-32275

Dear Mr. Konrath:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                   Sincerely,

                                   Larry Spirgel
                                   Assistant Director